# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Mola Foods, Inc

15 Tanguay Avenue
#123
Nashua, NH 03063

www.molafoods.com



789 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 8431 shares of Common Stock ($106,989.39)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 789 shares of Common Stock ($10,012.41)

| | |
|---|---|
| **Company** | Mola Foods, Inc |
| **Corporate Address** | 15 Tanguay Ave #123 Nashua NH |
| **Description of Business** | |
| | Mola Foods offers affordable, flavor-packed vegan sauces and seasonings blend various cultures together in a bottle using only the highest quality ingredients. |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $12.69 |
| **Minimum Investment Amount (per investor)** | $406.08 |

Perks*

**Invest $406.08 or more –**

You'll be immortalized on molafoods.com, Receive a very rare Mola foods Bumper Sticker,

a Mola Foods brand art poster, and a  Mola Foods T-Shirt (man or woman)

**Invest $989.82 or more –**

Receive all of the above plus, a free VIP food tasting for two at one of Mola Foods Tasting events in Nashua NH

**Invest $4,999.86 or more –**

Receive all of the above plus, A Red Carpet Invite for you and 3 friends to an upcoming

<p align="center">Mola Foods Launch party</p>

<p align="center">**Invest $9,999.72 or more –**</p>

Receive all of the above plus, meet us on the road at our expense and attend a super fun Mola Foods event as our VIP guest

and a lifetime 15% discount on all Mola Foods purchases.

<p align="center">*All perks occur after the offering is completed*</p>

## The 10% Bonus for StartEngine Shareholders

Mola Foods, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $12.69 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $126.90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<p align="center">THE COMPANY AND ITS BUSINESS</p>

## The company's business

Mola Foods creates seasonings and sauces from tastes and flavors from around the world with the first product introduced being Mola Chili. The Relishes are made from authentic ancient Cameroonian tribal recipes that have survived by being passed from mother to daughter.

Mola Foods sells exquisite, authentic, ethnic, taste – a trend that is, in our opinion, very important in 2018.  The company – currently - sells through small specialty stores and via the Internet (Molafoods.com, Walmart.com and Amazon.com). Management has also approached mass-market retailers – Whole Foods and Fresh Market – to stock Mola Products on their shelves.

**Sources of Revenues**

**Sales:**

Mola Foods sells products via the following channels

- Internet-based

  - MolaFoods.com: Mola Foods also makes sales via Mola Foods online store. Sales can improve here considering Mola Foods can  leverage advanced SEO and SEM campaigns, with keyword integration and search integration designed to drive sales and capture new customers.

  - Amazon.com: Mola Foods has an online store via Amazon.com. margins are squeezed here but with larger inventory purchases and additional items featured on Amazon.com, margins will get better

- Small, Specialty Retailers:

  Mola Foods has enjoyed success in getting placement on small specialty retail shelves – mostly in the Northeast (New Hampshire) where the venture is located but also as far South as the Atlanta area. Mola has also penetrated the European market with wholesalers in France.  Right now we have a total of 12 stores currently carrying our products In New Hampshire, Boston and Georgia regions. We have a few representatives in France selling our products also.

- Tastings & Street Sales: sales from Farmers Markets and home tasting parties  yields higher revenues. Mola Foods conducts tasting events a few times a month by providing a samplers for each products and friends and family members who participates in these events are able to appreciate Mola Foods products and essentially purchase the products at the end of each event. Every Saturday, Mola Foods set up a stand at a local Farmers Market and sell products to the community. We are currently serving 3 Farmers Markets in the New Hampshire Region.

**Supply Chain & Customer Base**

Mola Foods sources it's ingredients in New Hampshire and products are made in Meredith, NH via a Co-Packing service provider. We deliver our products to customers if purchased online and we drop off products to specialty stores ourselves. We are responsible to making sure customers receive products on time or that stores don't run out of inventory.

**Competition**

Management recognizes that there are numerous ventures, which compete for the consumer's food purchases – especially in the condiments and spices sections of local supermarkets and specialty markets. We believe there are no direct competitors, however, introducing authentic African Heritage specialties focusing on producing and selling a whole culture in a bottle.

Management recognizes that there are competitors in the Specialty Food sector. Most, however, are narrowly-focused on sales only.

Some of the competitors include:

Peak Milk Powder, Fufu Flour, Red Palm Oil, Ovaltine, Spicy World supplies a range of Indian, British, and African foods. 6 Locations across the USA serve grocery stores, restaurants, and foodservice. Milo, Cerelac, Nando's, Nido Milk Powder are among it's African-type products. Not really a direct competitor

Amazon.com is both a sales channel for Mola Foods as well as a site that features the products of numerous ethnic foods competitors. Amazon must be considered a "mixed-blessing".

African Food Distributors offers wholesale and retail African products to the African diaspora in the United States. Headquartered in Fairfield, OH. The company sells beverages, cloth, cosmetics, dry canned foods, dry and frozen foods, frozen meats, etc. Mostly American Brands are featured in the spices section. Must be considered a competitor.

**Liabilities and litigation:**

Mola Foods has no liabilities or pending litigation.

**The team**

**Officers and directors**

| Jeannette Bryant | Founder, Director, Chief Executive Officer |
|---|---|
| Tiffany Henderson | Co founder, Director, Vice President of Recipe and Development |

Jeannette Bryant
Jeannette Bryant, Founder and Chief Executive Officer, is responsible for the direction and success of Mola Foods enterprise. Prior to launching Mola Foods, she was the Medical Coding Coordinator at North Shore Community College. Ms. Bryant was Chief Executive Officer of Kids Be Aware, Inc. of Woburn, Ma., a venture that teaches children and parents how to prevent or manage infectious and chronic diseases. She was Health Claims Program Director of the Salter School of Walden, MA Ms. Bryant holds a Bachelor of Sciences Degree in Healthcare Management and a Master of

Sciences Degree in Public Health Jeannette Bryant is a Single Mother of 3, an entrepreneur who worked in the food industry from the time she knew how to talk. Her grandmother was a farmer and Jeannette grew up buying and selling goods. Additionally she took classes for two years in International Trade. Experience: Mola Foods, Inc. Nashua, NH November 2016-Present Founder - Chief Executive Officer-Chair Woman works Full-time ( Works 84 hours/ week) McKesson Healthcare Analyst Newton, MA 04/2014-Present (full-time 40 hours/ week) (Primary Job)

Tiffany Henderson
Tiffany holds degrees in culinary, hotel and restaurant management and a Masters in hospitality. After working in the industry a while, she began teaching college level culinary arts and for the last 5 years has been the culinary program chair in Carroll County in the Atlanta, GA area. She is a fantastic cook, but more than that, she understands how to run a commercial kitchen to produce consistently high-quality food products. Ms. Henderson is currently completing requirements for her Doctorate in Holistic Nutrition. Experience: MOLA Foods, Inc. New Hampshire/Georgia 09/2016 – Present Co-Founder; Director; Vice President of Recipe and Development- part time (10 hours/month) Chief Instructor at College and Career Academy Carroll County (South Campus) 03/2012 – Present (full-time 40 hours/week) (primary job)

Number of Employees: 5

**Related party transactions**

The company has not conducted any related party transactions.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investing in a company is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.
- **Valuation** The valuation for the offering was established by the company. Unlike

listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Limitations on Transfer** Any stock/note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Illiquid Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Future Financing** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Discretion of Officers** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Reliance on Third Parties** During the production of our vegan sauces and seasonings we rely on third parties for the production and packaging of our products. Disruptions in the business or capabilities of these third parties may affect our production and sales.

- **Consumer Tastes** While we believe our seasonings and sauces are delicious and a great addition to the daily meal, consumers may not value our products with the same admiration. As with any food product, the tastes of consumers will dictate sales and ultimately the growth of our company. We anticipate adding new seasonings and sauces to accommodate a larger scope of tastes, but there is no guarantee that consumers will regularly purchase our product line.

# OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

## Ownership

- Jeannette Bryant, 50.0% ownership, Common Stock
- Tiffany Henderson, 50.0% ownership, Common Stock

## Classes of securities

- Common Stock: 134,000

### Common Stock

The Company is authorized to issue up to 200,000 shares of common stock. There are a total of 134,000 shares currently outstanding.

### Voting Rights

The holders of shares of the Company's Common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

### Dividend Rights

The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

### Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

### Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

### What it means to be a Minority Holder

Investors will be purchasing Common Stock with the right to vote. However, as a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

### Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-28.

**Financial Condition**

**Results of Operation**

We have not yet generated significant revenues and do not anticipate doing so until we have completed hiring a sales team and implementing a marketing campaign, which we do not anticipate occurring until after funds are raised. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without significant revenue generation. But this is because:

Mola Foods was formed in August 2016 and we launched our first ever 4 relishes with one seasoning in November 2016. We completed a Kickstarter campaign, raised $1500 for 2016 to help launch the first batch of our products in January 2017.

With the first batch we created a marketing campaign aim to raise awareness about our brand and we sent out samples to stores, restaurant and we were fortunate to be noticed by Whole Foods around November 2017. This led to Whole Foods working with us to get us into their store which process is still ongoing.

Between June 2017 to December 2017, we generated revenues of $8678.25 these revenues were generated by one person since we were not in a position to hire a sales team. We added 4 new products in January 2017 bringing our products portfolio to 9 products. The sales were generated by going to a Farmers Market one Saturday of each week.  We have since added two farmers market and project the sales will triple this year if we have no other revenue than our current  working capital. In May of this year we added two interns on staff and we were able to secure small specialty stores that are currently carrying our products.

 In June 2018  we hired a sale team member with their help we are able to run 3 markets that is generating $2400/ month for selling two days a week for 3 hours  per day. We are planning to take over 62 Farmers Markets if provided we raise money and hire staff to run those markets and in so doing we believe we will be able to bring in $248,000/month only via Farmers Markets and $2,967,000/year in revenue. If we hire man power and add 1200 stores in a period of 3 years we project our annual revenues reaching $8.4 million with an EBITDA of almost $3.8 million by close of the 3rd year.

| Year | Local Market Stands | Specialty Stores | Super Retail Stores | Total Revenue | EBITDA |
|---|---|---|---|---|---|
| Year 1 | 1780 | 60 | 25 | $418,400 | ($276,810) |
| Year 2 | 9,000 | 100 | 500 | $3,388,000 | $1,408,000 |
| Year 3 | 20,400 | 200 | 1000 | $8,363,000 | $3,384,000 |

this will include projecting that we will sell to:

- Local markets
- specialty stores
- supermarkets
- Mola Web store
- amazon/Walmart

Provided we are unable to receive funding, the company will continue to growth at a slow pace adding two Farmers Markets this summer alone and bringing the market to 5 Farmers Markets; also the company hopes to complete on-boarding with Whole Foods and Hannaford Supermarket this year placing our products to one Hannaford store and 4 Whole Foods stores in the Northern Region and adding an additional 25 specialty stores. This will help the company hire two more sales members to help facilitate it's growth. We project the company will then be able to make 418,400 in revenues,

In summary, we plan to continue to grow and be sustained by the founders and eventually be able to be sustained via sales without founders adding in their personal finances. We plan the growth of the company to be at a steady pace, and if capital is provided, we will accelerate our expansion by using these additional resources.

**Financial Milestones**

Provided we are funded, management projects annual revenues reaching $8.4 million with an EBITDA of almost $3.8 million by the close of the 3rd year of operations – at which time we project that the venture would be on the shelves in almost 1,200 stores.

| Year | Local Market Stands | Specialty Stores | Super Retail Stores | Total Revenue | EBITDA |
|---|---|---|---|---|---|
| Year 1 | 1780 | 60 | 25 | $418,400 | ($276,810) |
| Year 2 | 9,000 | 100 | 500 | $3,388,000 | $1,408,000 |

| Year | Local Market Stands | Specialty Stores | Super Retail Stores | Total Revenue | EBITDA |
|---|---|---|---|---|---|
| Year 3 | 20,400 | 200 | 1000 | $8,363,000 | $3,384,000 |

We project the company will have the following expenses by year three:

| |
|---|
| Payroll |
| Fringe |
| Facilities Rent |
| Advertising & PR |
| Office Supplies |
| Office Equipment |
| Website / Hosting |
| Communications |
| Biz Travel Expenses |
| Legal & Accounting |
| Miscellaneous |

**Initial Investor Funding**

Mola management is currently pursuing sources of immediate, private equity funding of $106,989.39. This will enable the company to complete building inventory levels and reduce underlying costs by purchasing in substantial larger quantities.

**Hire Key sales and Operations Team**

Once funded, the company will recruit and hire key sales members to fulfill executive roles in , Sales & Marketing and Support Operations. Currently, candidates are identified and are poised to join the company as funding is received.

**Build Inventory Levels for Immediate Order Fulfillment**

Mola Foods will immediately begin purchasing inventory in greater quantities as funding is received. This will enable the company to fulfill orders rapidly and accelerate cash flow. Concurrently, purchases in larger quantities will drive down underlying costs and significantly improve profit margins.

**Professionalize the Mola Foods Website**

Management will outsource the redesign of its website using skilled commercial artists and credentialed Internet-based marketing specialists. The company has already identified several professionals capable of delivering a superior online Mola presence.

Launching Aggressive Sales and Marketing Efforts

Mola Foods has accomplished significant results launch and aggressive sales and marketing initiative, including both traditional offline and online digital marketing initiatives to build the venture's brand and attract players.

## Introducing New Products and Services

The company will maintain an ongoing Research and Development effort in order to maintain its positioning in the specialty foods marketplace . . . introducing a growing array of spices and condiments reflecting authentic African recipes and culinary items.

## Tastings Center/store/takeout

Management has initiated a successful street-based, missionary sales effort sponsoring tastings at regional restaurants and farmers' markets. For this the opening of a tasting center/store/takeout location has became instrumental in gaining a momentum with our base customers. We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it. For this Management plans to custom make recipes using Mola foods products; organize tasting series and open the center for customer takeout experience and sales of products

## Growth Strategy

Over the next five years, Mola Foods management will focus on building the core business model. At the end of this period, the management will examine potential for more growth  opportunities.

## Liquidity and Capital Resources

Right now the company has $1,000 on hand and with this working capital we are able to sustain the company at the pace we are in right now. Hence with the sales generated with each Market, we are able to buy inventory and pay the one sale team member we have on Staff and pay for marketing costs and office expenses. As of now the company Founders/CEO aren't drawing any salary. All moneys received from sales are immediately reinvested into the company.

If the Company is provided $106,989.39, this money will help raise the bar and provide the company leverage to bring in more sales by building inventory levels, reduce underlying costs, add more stores and hire a sales team.

## Sources of Revenue

Mola Foods will capture revenues from four (4) sales channels:

- Internet-based Sales

- Mass/Specialty Market

- Small, Specialty Retailers;

- Tastings & Street Sales.

## Internet-Based

The company currently sells its product line online via:

- MolaFoods.com – the company's webstore yields the highest margins;

- WalMart.com – currently margins are squeezed here – but with larger inventory purchases, margins will get better;

- Amazon.com - margins are (also) squeezed at Amazon – but with larger inventory purchases and additional items featured on Amazon.com, margins will get better.

## Mass/Specialty Market(s)

A marketing effort is currently in progress with proposals under review at Whole Foods, Hannaford Supermarket, Fresh Market and Trader Joe's. Management anticipates that the Mass/Specialty Market sales channel will be the company's larger sources of revenues.

## Small Specialty Retailers

Mola Foods has enjoyed success in getting placement on small specialty retail shelves – mostly in the Northeast (New Hampshire) where the venture is located but also as far South as the Atlanta area. Mola has also penetrated the European market with wholesalers in France.

## Tastings & Street Sales

Management has initiated a successful street-based, missionary sales effort sponsoring tastings at regional restaurants and farmers' markets. For this the opening of a tasting center/store/location has became instrumental in gaining a momentum with our base customers. We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it.

## Indebtedness

The Company has not had any material terms of indebtedness.

## Recent offerings of securities

None

## Valuation

$1,700,460.00

The Pre-Money valuation of Mola Foods was conducted by the members of Gust.com and it was estimated between $1,700,460 based on New Hampshire data based of the development stage of the products. The team knowledge, experience and composition were one key driver in the estimation of the company value. The team has knowledge and experience in the food industry and have managed other company before with positive exit strategy. The founders sweat equity, their financial commitment and proof of concept in generating revenues within the past 6 months with potential of higher revenue is another key driver. The growth traction with little financial help shows that the company if provided more resources can growth and expand. The unique selling position of the company in the market is another key element for the provided company valuation.

### USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
| --- | --- | --- |
| Total Proceeds: | $10,012. 41 | $106,989.39 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (10% total fee) | $1,001.24 | $10,698.940 |
| Net Proceeds | $9,011.17 | $96,290.45 |
| Use of Net Proceeds: |  |  |
| R&D and Production | $5,000 | $40,000 |
| Marketing | $2,011.17 | $20,000 |
| Working Capital | $2,000.00 | $20,000 |
| Recipe Development | $0 | $6,290.45 |
| Run aTasting center | $0 | $10,000 |
| Total Use of Net Proceeds | $9,011.17 | $96,290.45 |

Management is seeking $106,989.39 in Equity funding to accelerate growth of the Mola Foods venture.

### The Plan

Management plans a multi-stage roll out of the MOLA Foods business model:

- Obtain Funding  - $106,989.39

- Hire sales Team

- Build Inventory Levels

- Aggressive Sales/Marketing Campaign

- Introduce New Products / Services

- Growth Mola Foods venture

Launching Aggressive Sales and Marketing Efforts

Mola Foods has accomplished significant results launch and aggressive sales and marketing initiative, including both traditional offline and online digital marketing initiatives to build the venture's brand and attract players.

Mola Foods management will implement an aggressive, two-tiered marketing strategy combining both offline and online marketing and promotional outreach.

Off-line strategies:

- Local Market(s) Personal Sales

- Public Relations

- Print Advertising (selective)

- Food Tastings, Farmers' Markets and Cooking Events

- Industry Conventions and Trade Shows

**Local Markets – Personal Sales**

Management will recruit, train and deploy a national team of agent (Interns) to man booths and sell Mola Foods products at local farmers markets across the country. Generally, these markets are held outdoors on weekends - both Saturdays and Sundays – and in many sections of the country are held year-round.

**Public Relations**

An extensive public relations campaign will position Mola Foods in the Specialty Foods and Spices marketplace. Jeannette Bryant , CEO, and Tiffany Henderson, the company's Co-Founder and Vice President of R&D, will generally be seen as the faces of the venture.

**Food Tastings, Farmers' Markets and Cooking Events**

These are "grass roots" sales & marketing efforts to personally introduce MOLA Relishes and Spices to the consumer masses by going out to consumers rather than waiting for consumers to happen upon MOLA items online or by chance in the specialty supermarkets.

**Print Advertising**

The company will advertise in select regional publications and certain Food Industry

Publications such as Food Business News.

**Industry Conventions and Trade Shows**

Mola Foods executives will attend several Industry Trade Shows and Conferences annually in order to keep Mola Foods in the public "eye" as well as to keep the venture abreast of Food Industry trends. Typical Industry Trade shows will include the Fancy Food Show held annually at the Javits Center in New York.

**Online strategies include:**

- The Mola Website

- SEO & Keyword Purchases

- Social Media and Viral Marketing

- Internet-based Public Relations

- Blogs

**The Mola Website/Platform**

The company's website and platform will be a leading-edge venue, featuring the company and its authentic African spices and relishes. In addition to featuring and selling the company's products, the Mola Foods platform will provide recipes, cooking suggestions and news of interest to its consumer audiences.

**Search Engine Optimization & Marketing**

Mola Foods will leverage advanced SEO and SEM campaigns, with keyword integration and search integration designed to drive sales and capture new customers.

**Social Media & Viral Outreach**

The company's digital marketing strategy will leverage social media and viral marketing. Promotions will include dedicated social media profiles (i.e. Facebook, Twitter, LinkedIn and Google+) as well as targeted advertising, sponsored content and ongoing updates to build the customer base.

**Blogs**

Mola Foods will maintain an active website designed to educate, engage and build its consumer base. Blogs, written by recognized Specialty Food Industry experts and company executives, will provide topical information of importance.

**Introducing New Products and Services**

The company will maintain an ongoing Research and Development effort in order to maintain its positioning in the specialty foods marketplace . . . introducing a growing array of spices and condiments reflecting authentic African recipes and culinary items.

Mola Foods plans a tiered growth and acquisition strategy intended to grow and enhance the company's business model:

1. Develop and introduce new products that are made from traditional African Heritage recipes and which complement the company's product line;

2. Bring food preparation and packaging in house thereby:

- Improving Quality Control;

- Shortening Production Cycles; and

- Increasing Profit Margins

- Build the revenue base quickly

- Eliminate potential competition

**Tastings Center/Store**

Management has initiated a successful street-based, missionary sales effort sponsoring tastings at regional restaurants and farmers' markets. For this the opening of a tasting center/store/takeout location has became instrumental in gaining a momentum with our base customers. We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it. For this Management plans to custom make recipes using Mola foods products; organize tasting series and open the center for customer's cultural experience and sales of products

We project the company will have the following expenses by year three:

| |
|---|
| Payroll |
| Fringe |
| Facilities Rent |
| Advertising & PR |
| Office Supplies |
| Office Equipment |
| Website / Hosting |
| Communications |

| |
|---|
| Biz Travel Expenses |
| Legal & Accounting |
| Miscellaneous |

## *Irregular Use of Proceeds*

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available at https://molafoods.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

# EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mola Foods, Inc

*[See attached]*

I, Jeannette Bryant, the Principal Executive Officer of Mola Foods, Inc, hereby certify that the financial statements of Mola Foods, Inc and notes thereto for the periods beginning September 1, 2016 through February 28, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 taxes have not been filed yet. the amounts reported on our 2016 tax returns were total income of -$4373; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 5/31/2018 (Date of Execution).



_____(Signature)

___CEO_____(Title)

___5/31/2018_____(Date)

**MOLA FOODS INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**
**FROM INCEPTION**
**FOR FY 2017 AND FY 2016**

**MOLA FOODS INC.**
**Index to Financial Statements**
**(unaudited)**

## MOLA FOODS INC.
## BALANCE SHEETS
### as of February 28, 2018 and February 28, 2017
(unaudited)

| | As of Feb 28, 2018 | As of Feb 28, 2017 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| **Bank Accounts** | | |
| PayPal | $304.91 | $0.00 |
| Checking | $73.88 | $0.00 |
| **Total Bank Accounts** | **$378.79** | **$0.00** |
| **Total Current Assets** | **$378.79** | **$0.00** |
| **Other Assets** | | |
| Undeposited Funds | $0.00 | $0.00 |
| **Total Other Assets** | **$0.00** | **$0.00** |
| **TOTAL ASSETS** | **$378.79** | **$0.00** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| Accounts Payable | $388.34 | $0.00 |
| **Total Accounts Payable** | **$388.34** | **$0.00** |
| **Other Current Liabilities** | | |
| Intuit Loan | $1,400.00 | $0.00 |
| **Total Other Current Liabilities** | **$1,400.00** | **$0.00** |
| **Total Current Liabilities** | **$1,788.34** | **$0.00** |
| **Total Liabilities** | **$1,788.34** | **$0.00** |
| **Equity** | | |
| **Owner's Investment** | $24,937.63 | $5,629.00 |
| **Owner's Draw** | -$1,703.72 | $0.00 |
| **Retained Earnings** | -$5,629.00 | $0.00 |
| Net Income | -$19,014.46 | -$5,629.00 |
| **Total Equity** | **-$1,409.55** | **$0.00** |
| **TOTAL LIABILITIES AND EQUITY** | **$378.79** | **$0.00** |

## MOLA FOODS INC.
## STATEMENTS OF OPERATIONS
## FROM INCEPTION
### for the periods ended February 28, 2018 and February 28, 2017
(unaudited)

|  | Mar 2017 to Feb 2018 | Sep 1, 2016 to Feb 28, 2017 |
|---|---|---|
| **Income** | | |
| **Revenue** | | |
| Sales | 11,130.96 | 0.00 |
| Braintree Sales | 106.46 | 0.00 |
| PayPal Income | 840.35 | 984.00 |
| Square Income | 1,824.59 | 0.00 |
| **Total Income** | **$13,902.36** | **$984.00** |
| **Cost of Goods Sold** | | |
| Production | 7,445.81 | 5,357.00 |
| Shipping | 95.70 | 0.00 |
| Square & PalPal Fees | 130.52 | 0.00 |
| **Total Cost of Goods Sold** | **$7,672.03** | **$5,357.00** |
| **Gross Profit** | **$6,230.33** | **-$4,373.00** |
| **Expenses** | | |
| Accounting Software | $45.00 | $0.00 |
| Advertising | 1,057.17 | 230.00 |
| Advertising: Radio | 810.00 | 0.00 |
| Bank Service Fee | 3,070.34 | 39.00 |
| Business Licenses & Permits | 102.00 | 335.00 |
| Auto Expense | 1,154.19 | 0.00 |
| Contractors and freelancers | 14,201.66 | 640.00 |
| Event & Booth Fees | 100.00 | 0.00 |
| Farmers' Market | 290.00 | 0.00 |
| Graphic Design | 436.00 | 0.00 |
| Insurance | 673.71 | 0.00 |
| Meals & entertainment | 80.99 | 0.00 |
| Memberships | 175.00 | 0.00 |
| Mola apps & Website Maint | 426.67 | 0.00 |
| Office Supplies & Software | 2,406.87 | 0.00 |
| Telephone | 74.44 | 12.00 |
| Travel | 67.75 | 0.00 |
| Utilities | 73.00 | 0.00 |
| **Total Expenses** | **$25,244.79** | **$1,256.00** |
| **Net Operating Income** | **-$19,014.46** | **-$5,629.00** |

# MOLA FOODS INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
### for the periods ended February 28, 2018 and February 28, 2017
(unaudited)

| | Common Stock | | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| beginning balance | | | $0.00 | |
| 2/28/2017 | 80 | $50.00 | -$5,629.00 | $0.00 |
| 2/28/2018 | 80 | $50.00 | -$19,014.46 | -$1,409.55 |
| *06/05/18 | 134000 | $134.00 | | |
| balance, end of period | 134,000 | $234.00 | -$24,643.46 | -$1,409.55 |

## MOLA FOODS INC.
## STATEMENTS OF CASH FLOWS
## FROM INCEPTION
### for the periods ended February 28, 2018 and February 28, 2017
(unaudited)

|  | 28-Feb-18 | 28-Feb-17 |
|---|---|---|
| **OPERATING ACTIVITIES** |  |  |
| Net Income | -$19,014.46 | -$5,629.00 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |  |
| Accounts Payable | $388.34 | $0.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $388.34 | $0.00 |
| Net cash provided by operating activities | -$18,626.12 | -$5,629.00 |
| **FINANCING ACTIVITIES** |  |  |
| Intuit Loan | $1,400.00 | $0.00 |
| Net cash provided by financing activities | $1,400.00 | $0.00 |
| **INVESTING ACTIVITIES** |  |  |
| Owners' Draw | -$1,703.72 | $0.00 |
| Owners' Investment | $19,308.63 | $5,629.00 |
| Net cash provided by investing activities | $17,604.91 | $5,629.00 |
|  |  |  |
| Net cash increase for period | $378.79 | $0.00 |

## NOTE 1 – NATURE OF OPERATIONS

Mola Foods Inc. was formed on 8/31/2016 ("Inception") in the State of New Hampshire. The financial statements of Mola Foods Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashua, NH.

There is no other specialty food model on the market like Mola Foods. The reason for this is simple. We create a culture in a bottle. This means that with each use of the assorted flavors, customers can feel like they have been transported to that specific country.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 1, 2017 and April 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from internet-based sales on a cash basis, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The company currently sells its product line online via:

- MolaFoods.com – the company's webstore yields the highest margins;

- WalMart.com – currently margins are squeezed here – but with larger inventory purchases, margins will get better;

Amazon.com - margins are (also) squeezed at Amazon – but with larger inventory purchases and additional items featured on Amazon.com, margins will get better.

## Mass/Specialty Market(s)

A marketing effort is currently in progress with proposals under review at *Whole Foods, Fresh Market* and *Trader Joe's*. Management anticipates that the Mass/Specialty Market sales channel will be the company's larger sources of revenues.

## Small Specialty Retailers

Mola Foods has enjoyed success in getting placement on small specialty retail shelves – mostly in the Northeast (New Hampshire) where the venture is located but also as far South as the Atlanta area. Mola has also penetrated the European market with wholesalers in France.

## Tastings & Street Sales

Management has initiated a successful street-based, missionary sales effort sponsoring tastings at regional restaurants and farmers' markets. For this the opening of a tasting center/store/takeout location has become instrumental in gaining a momentum with our base customers. We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NH state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT
[Mola Foods founders have been instrumental in keeping the company afloat since its creation. We do not have any major debts and do not look to seek any debts in the future. We plan to move the company forward from proceeds received from the crowdfunding campaign.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 200000 shares of our common stock with par value of $0.001. As of 06/05/18 the company has currently issued 134000 shares of our common stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after May 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements. However, June 5th the company elected to raise the number of shares from 100 to 200000 shares.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*





Mola Foods, Inc is pending **StartEngine Approval.**

MOLA FOODS
INDIAN INSPIRED BLEND
ETHIOPIAN INSPIRED BLEND
MOROCCAN INSPIRED BLEND
CAMEROON INSPIRED BLEND

PLAY VIDEO

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Investors

$0.00
Raised of $10K - $107K goal

# Mola Foods, Inc

produces Seasonings and Chili Relishes

Small OPO | Nashua, NH | Food & Beverage | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

## "The Taste of Friendship"

Invest in Mola Foods, Inc.

# At Last, A Ready-to-use culture in a bottle

**WHAT WE DO**

Mola Foods has found a niche in an area that we believe is continuously growing. Its affordable, flavor-packed vegan sauces and seasonings blend various cultures together in a bottle using only the highest quality ingredients.

**OUR AMBITION**

Is to become the kitchen Staple in every household in America and around the world.

**OUR KEYS TO SUCCESS**

- Authentic African Recipes
- High Quality Spices & Relishes
- Made In The USA
- Aggressive Sales & Marketing
- Superior Customer Service

Be a part of what we believe is a growing revolutionary empire for the best-tasting, groundbreaking, culture in a bottle.







All Natural Ingredients





MOLA FOODS
Chili Relish

Amherst Farmers/Market Amherst, NH



**The manufacturing process**

## The Offering

**Investment**

$12.69/share of Common Stock │ When you invest you are betting the company's future equity value will exceed $1.8M

**Perks***

**Invest $406.08 or more** – You'll be immortalized on molafoods.com, Receive a very rare Mola foods Bumper Sticker,  a Mola Foods brand art poster, and a  Mola Foods T-Shirt (man or woman)

**Invest $989.82 or more** – Receive all of the above plus, a free VIP food tasting for two at one of Mola Foods Tasting events in Nashua NH

**Invest $4,999.86 or more** – Receive all of the above plus, A Red Carpet Invite for you and 3 friends to an upcoming Mola Foods Launch party

**Invest $9,999.72 or more** – Receive all of the above plus, meet us on the road at our expense and attend a super fun Mola Foods event as our VIP guest and a lifetime 15% discount on all Mola Foods purchases.

*All perks occur after the offering is completed*



This Offering is eligible for the StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the* **Offering Summary** *below.*

## Our vision is to change the Food industry & become the Kitchen Staple in each household with our ready-to-use culture in the bottle. Mola foods products are made from real natural ingredients without any added preservatives.



**Black rice and Salmon made with Mola All Purpose Seasoning**



**At a Farmers Market in Amherst, NH**



**Ethiopian Inspired Blend seasoning farro plate.**



**At a Farmers Market event**



**For meat lovers, this Oxtail dish will blow your mind.**



Mola Foods has found a niche in an area that we believe is continuously growing. Its affordable, flavor-packed vegan sauces and seasonings blend various cultures together in a bottle using only the highest quality ingredients.

**The company's end goal is to continue to create new flavors, satisfy**


MOLA FOODS
Mola Foods uses authentic ancient African
The exquisite, authentic,
Visit our website and check out our product

At Natexpo B2B event In Paris

**each customer's craving for something packed with flavor and to become an essential item in kitchens all over the world—all the while maintaining an affordable value.**

**WHY buy many spices, herbs, seasonings, AND THEN GO THROUGH THE GUESSWORK OF BALANCING FLAVORS WHEN ALL YOU HAVE TO DO IS OPEN THE BOTTLE SPRINKLE TO ENJOY?**

New Hampshire-Based, Founded 2016

- Authentic African Heritage Spices, Relishes
- Cameroonian, Ethiopian, Indian and Moroccan Recipes
- Local, National, International Sales
- Well-established Sales & Marketing Channels
- To our knowledge no similar Specialty Food Model
- Available in glass jars, **Mola Foods products is the perfect and convenient option for Flavor aficionados who appreciate seasonings, relishes and marinades that have the ability to transform even the most common meals.**

Our uncompromising **commitment to taste, texture and quality** reflects in our selection of only **the finest and natural sourced ingredients,** delivering a flavor packed experience for both flavor novice and connoisseur.

---

# A Culture-Focused BRAND IS BORN


MOLA FOODS
Chili Relish
MOLA FOODS
Chili Relish
SWEET ORANGE
MOLA FOODS
Chili Relish
MOLA FOODS
Chili Relish
HINDA (BLACK)
MOLA FOODS
INDIAN INSPIRED BLEND
MOLA FOODS
CAMEROONIAN INSPIRED BLEND
MOLA FOODS
ALL PURPOSE SEASONING
MOLA FOODS
ETHIOPIAN INSPIRED BLEND
MOLA FOODS
MOROCCAN INSPIRED BLEND

**We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it.**

Mola Foods has been attracting amazing interest and rave reviews from coast to coast. Here are just a handful of consumer reactions filmed at Farmers Markets in New Hampshire.

"MOLA Foods makes it easy! "Moroccan Spiced Salmon" with Tandoori Rice and Green Beans!! Another amazing product from MOLA Foods that uses authentic ancient African tribal recipes. Their "Moroccan" Inspired Blend is a mouth-watering seasoning blend that contains: granulated garlic, sea salt, ground nutmeg, ground coriander, ground ginger, ground cinnamon, sugar (vegan), cayenne, cumin, black pepper, turmeric, paprika, allspice, chili powder, ground lavender, cardamon, ground cloves, fenegreek, and ground fennel. Highly recommended!"~Bill Moore
**~Fort Mill,SC**

"I couldn't believe I had never heard of Mola Foods,Inc Never knew Chili could be transformed to a relish. I love the flavors"~ Abby

**~Atlanta,Georgia**

"Got my Mola seasoning in the mail yesterday! Couldn't wait to open the package and try it! I happened to be cooking ground beef so I added my Mola seasoning to it, it was magical! I am not much into eating beef but this time was different. I added my Mola seasoning to my salmon today, MAGICAL thank you Mola food"**~ Nadia Boston,MA**





Video Testimonial



**The manufacturing plant used for our Relishes**







The hot pot for preparing the Relishes



Bottling process

# POSITIONING

These days, we believe people are becoming more health-conscious and are looking for products that will meet their need for a lifestyle change. Although the products are mainly geared toward vegan and plant-based customers, they are available to everyone and can be used in any type of dish.

Mola Foods prides itself on creating tastes and flavors from around the world. The company uses recipes that have survived from a rich heritage and have been passed down from generation to generation.

**To be able to find a ready-to-use, cultural experience in a bottle requiring no culinary skills is excellent. These amazing seasoning blend give you the taste you're looking for without needing to have multiple ingredients on hand.**

## A UNIQUE SELLING PROPOSITION

We believe we have crafted a unique culture in a bottle strategy.

A **Ready-to-use seasoning and relishes to be enjoyed on-the-go with friends and family transforming every meal into a cultural experience.**

The company creates a culture in a bottle. This means that with each use of the assorted flavors, customers can feel like they have been transported to that specific country. Mola Foods' products take the guesswork out of customers trying to figure out which seasonings to blend in order to get the traditional taste of a desired culture. We hope to create awareness about a revolutionary way of adding spices into cooking and bringing life to dishes.



Be a part of a growing revolutionary empire.

**We use natural ingredients, because we care about the quality, health benefits and taste:**

- Natural ingredients
- Authentic Recipes
- The right ingredients for a delicious meal
- Vegan Certified
- Meets Organic standards
- Secret Spices

*The ingredients are all-natural and have no additives or preservatives*





Black beans dish using pictured seasoning and relishes.



Indian Inspired Oxtail with rice and greens

---

# The time is right for a Cultural Experience in a Bottle.









| Sold in 15 States | Based on our financial model, management projects annual revenues reaching $8.4M with an EBITDA of $3.3M by the end of the year 3 – which would equate to MOLA on the shelves of almost 1,200 stores. *See the Financial section of the Offering Document for additional details.* | 1.9K Facebook Followers | Bring out the taste on any food |
|---|---|---|---|
| Mola Foods is sold in 15 reported States and Internationally in One Country France. We are expected to take over Nationwide in the next year with Marketing efforts in place. | | Mola Foods plans to separate itself from "seeming" competitors by leveraging aggressive traditional and Internet-based marketing as well as social and PR outreach. | We believe our flavors packed seasonings are sure to bring out the taste on any foods. Testimonials are there to cement this statement. |

# TARGET AUDIENCE AND DEMOGRAPHIC

## Mola Foods Market

To our knowledge, there is no other specialty food model on the market like Mola Foods. The reason for this is simple. We create a culture in a bottle. This means that with each use of the assorted flavors, customers can feel like they have been transported to that specific country.

Mola Foods' products take the guesswork out of customers trying to figure out which seasonings to blend in order to get the traditional taste of a desired culture.

The growing multicultural population in the USA has lended a platform to millennial's reaching for spicy and flavorful foods and condiments. Because of the need for millennial's to experiment with new foods and their need to explore African cuisine because of its flavor packed cuisine, the time is appropriate to give millennial's what they are looking for by providing authentic exquisite ethnic taste that will transform their taste buds.

- **The Gluten-Free Effect:** Gluten free products are in popular demands* and Mola Foods is providing high quality ingredients that are gluten free
- **Organic, Non-GMO, and Artisan Products are a growing trend*:** Although we aren't Organic certified, our products meet organic standards. They are Non-GMO and are made locally in Meredith, New-Hampshire.
- **Corporate Responsibility and transparency**: we believe providing more details information on our nutritional labels is a plus in helping us gain traction with millennial.
- **for Healthy Eating:** These days, people are becoming more health-conscious* and are looking for products that will meet their need for a lifestyle change. Although the products are mainly geared toward vegan and plant-based customers, they are available to everyone and can be used with any dish.

**Mola Foods is made from fresh natural simple ingredients, that are Vegan certified, gluten free and meet organic standards.** The Authentic ethnic taste of Mola Foods is what set us apart from other products.

*Source: https://www.foodbusinessnews.net/articles/7456-manufacturers-responding-to-non-g-m-o-trend*

The spices and seasonings market in the U.S. will exceed $6 billion by 2020, an increase from more than $4 billion in 2015. The market is expected to post a combined annual growth rate of 6 percent by 2020, according to research by Technavio.
Consumers are showing a willingness to experiment with new flavors as Indian and Asian cuisines are becoming more popular.

*Source: https://www.specialtyfood.com/news/article/indian-and-asian-cuisines-drive-growth-us-spices-and-seasonings-market/*

Mola Foods uses recipes that have survived from a rich heritage and have been passed down from generation to generation; this makes it fun and easy for customers of all ages to enjoy exquisite condiments from around the world. Typically the current demographic for Mola Foods consumption is:



**Gender Split 50/50**

**Income Level 25K+**

**21+**

**Age 21-65**

**Nationwide with International reach**

**Some College and Higher**



**Indian and Asian Cuisines Drive Growth of U.S. Spices and Seasonings Market**

The spices and seasonings market in the U.S. will exceed $6 billion by 2020, an increase from more than $4 billion in 2015. The market is expected to post a combined annual growth rate of 6 percent by 2020, according to research by Technavio.

Consumers are showing a willingness to experiment with new flavors as Indian and Asian cuisines are becoming more popular. High demand from Asian immigrants living in the country, and the rising consumption of convenience foods are also driving market growth.

In fact, a rising number of immigrants entering the U.S. and growing sales of ethnic foods are driving the retail and foodservice industry overall. Restaurants are also adopting strongly flavored and seasoned dishes to meet demand for ethnic foods. Following this trend, there is a rising number of convenient food mixes, including ready-to-use spice mixes, as well as product innovations for home cooking.

*Source: Specialityfood.com*

Jeannette Bryant, Founder and Chief Executive Officer, was born and raised in Cameroon. A single mother of 3 and an entrepreneur, Ms. Bryant started the condiment business to fill a personal need of not being able to find condiments or hot sauce that tasted like home (Cameroon). When she first moved to the USA she found herself struggling with food choices. To help her enjoy the food away from home came her need to make things she could enjoy eating.

After a while, friends, and acquaintances started asking her to make them seasonings and relishes or cook them the food she was making. Eventually to help her friends cook dishes similar to her in taste and quality, she then started offering seasonings and relishes for a fee.






## Invest in Our Company Today!

Mola Foods produces what we believe to be an iconic line of spices, sauces and condiments derived from a variety of authentic African recipes. It controls the quality of the ingredients that go into its products as well as the mixing and packaging processes. This contrasts with competitive products focusing on mass-market goals rather than authentic, heritage-based recipes.

The product line is currently being sold in small ethnic markets as well as online via the company's web-store, Amazon.com and Walmart.com. Mola Foods has initiated a successful street-based, missionary sales effort sponsoring tastings at regional restaurants and Farmers' Markets. We are currently working on an on-boarding process with Whole Foods. At this point our application process is at the regional level.

We are also currently looking at leasing options to house our tasting event and store. We have our eyes on a few potential locations around Nashua, NH.

**Be a part of a growing revolutionary empire for the best-tasting, groundbreaking, culture in a bottle.**





**Cameroonian Inspired Jollof rice**



**Moroccan Inspired mini black beans burgers with Moroccan garlic basil cream sauce**



**First Product batch prototype created**

We produced our first Chili Relish Batch for consumer testing.

**November 30th, 2016**

**December 30, 2016**

**orders Fulfilled from Kickstarter campaign**

We fulfilled our first orders via Kickstarter campaign.

**Additional seasoning launch**

We added 4 additional products to our portfolio.

**January 16, 2017**

**March 2018**

**Created a video commercial**

We created our first social media and TV commercial to create brand awareness.

**Recruited Two Interns**

We hired two international interns to increase our market presence in France and surrounding countries.

**April 2018**

**May 2018**

**Hired a Sales/Marketing team member**

We hired a sales/marketing team member to join our company and help increase sales at the local level.

**Adding 3 additional Farmers Market (ANTICIPATED)**

We added 2 additional Farmers Market to help raise our street sales expanding from one market to now 3 Farmers Markets for June. We intent to add 3 more Additional markets 'June 30th.

**September 2018**

**Adding Two additional products (ANTICIPATED)**

Two Sri Lanka Culture focused seasonings are on the works.

**Custom Recipes creation (ANTICIPATED)**

We are planning to create custom made recipes to provide customers for our tasting events and also when we start operating our take out one stop shop.

## In the Press

## Meet Our Team





### Jeannette Bryant
Founder, Director, Chief Executive Officer

*Jeannette Bryant, Founder and Chief Executive Officer, is responsible for the direction and success of Mola Foods enterprise. Prior to launching Mola Foods, she was the Medical Coding Coordinator at North Shore Community College. Ms. Bryant was Chief Executive Officer of Kids Be Aware, Inc. of Woburn, Ma., a venture that teaches children and parents how to prevent or manage infectious and chronic diseases. She was Health Claims Program Director of the Salter School of Walden, MA Ms. Bryant holds a Bachelor of Sciences Degree in Healthcare Management and a Master of Sciences Degree in Public Health  Jeannette Bryant is a Single Mother of 3, an entrepreneur who worked in the food industry from the time she knew how to talk. Her grandmother was a farmer and Jeannette grew up buying and selling goods. Additionally she took classes for two years in International Trade.  Experience:  Mola Foods, Inc. Nashua, NH November 2016-Present Founder - Chief Executive Officer- Chair Woman works Full-time ( Works 84 hours/ week)  McKesson Healthcare Analyst Newton, MA  04/2014-Present (full-time 40 hours/ week) (Primary Job)*

### Tiffany Henderson
Co founder, Director, Vice President of Recipe and Development

*Tiffany holds degrees in culinary, hotel and restaurant management and a Masters in hospitality. After working in the industry a while, she began teaching college level culinary arts and for the last 5 years has been the culinary program chair in Carroll County in the Atlanta, GA area. She is a fantastic cook, but more than that, she understands how to run a commercial kitchen to produce consistently high-quality food products. Ms. Henderson is currently completing requirements for her Doctorate in Holistic Nutrition.  Experience:  MOLA Foods, Inc. New Hampshire/Georgia  09/2016 – Present Co-Founder; Director; Vice President of Recipe and Development- part time (10 hours/month)  Chief Instructor at College and Career Academy  Carroll County (South Campus) 03/2012 – Present (full-time 40 hours/week) (primary job)*







**Isabella Arend**
Sales/Marketing

*Isabella is currently a Senior at Providence College majoring in business marketing. She has extensive work history in event coordinating, food production/preparation, retail sales, and management. She is currently working in sales and marketing for Mola Foods, Inc. assisting with further developing the company brand image and working towards getting products in more stores regionally*

**Clement Corbet-Bourdon**
Prospecting/Sales intern

*Clement is currently studying International Trade from a school in Paris, France. As an intern with Mola Foods he is expanding Mola Foods reach as he develops solid leads with grocery stores in Paris, France to help with the company expansion in the Paris region.*

**Pauline Morin**
Prospecting/sales intern

*Pauline is currently taking courses in International trade In Normandy, France. Her role at Mola Foods is essentially prospecting. Her aim is to research potential partners and sales leads in Europe and position Mola Foods as a go to seasoning Brand in the European market.*

## Offering Summary

Maximum 8431 shares of Common Stock ($106,989.39)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 789 shares of Common Stock ($10,012.41)

| | |
|---|---|
| **Company** | Mola Foods, Inc |
| **Corporate Address** | 15 Tanguay Ave #123 Nashua NH |
| **Description of Business** | Mola Foods offers affordable, flavor-packed vegan sauces and seasonings blend various cultures together in a bottle using only the highest quality ingredients. |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $12.69 |
| **Minimum Investment Amount (per investor)** | $406.08 |

**Perks***

**Invest $406.08 or more –**

You'll be immortalized on molafoods.com, Receive a very rare Mola foods Bumper Sticker,

a Mola Foods brand art poster, and a  Mola Foods T-Shirt (man or woman)

**Invest $989.82 or more –**

Receive all of the above plus, a free VIP food tasting for two at one of Mola Foods Tasting events in Nashua NH

**Invest $4,999.86 or more –**

Receive all of the above plus, A Red Carpet Invite for you and 3 friends to an upcoming Mola Foods Launch party

**Invest $9,999.72 or more –**

Receive all of the above plus, meet us on the road at our expense and attend a super fun Mola Foods event as our VIP guest

and a lifetime 15% discount on all Mola Foods purchases.

*All perks occur after the offering is completed*

**The 10% Bonus for StartEngine Shareholders**

Mola Foods, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date.  This means you will receive a bonus for any shares you purchase.  For example, if you buy 10 shares of Common Stock at $12.69 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $126.90.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

 Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Mola Foods, Inc to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

A Culture-Focused BRAND IS BORN

"To be able to find a ready-to-use, cultural experience in a bottle requiring no culinary skills is excellent. These amazing seasoning blend give you the taste you're looking for without needing to have multiple ingredients on hand."~

We are confident in the product and believe the best way to sell a jar of Mola Foods Products is to let someone taste it.

A UNIQUE SELLING PROPOSITION

We believe we have crafted a unique culture in a bottle strategy.

A Ready-to-use seasoning and relishes to be enjoyed on-the-go with friends and family transforming every meal into a cultural experience.

The company creates a culture in a bottle. This means that with each use of the assorted flavors, customers can feel like they have been transported to that specific country. Mola Foods' products take the guesswork out of customers trying to figure out which seasonings to blend in order to get the traditional taste of a desired culture. We hope to create awareness about a revolutionary way of adding spices into cooking and bringing life to dishes,

The company's end goal is to continue to create new flavors, satisfy each customer's craving for something packed with flavor and to become an essential item in kitchens all over the world—all the while maintaining an affordable value.

Available in glass jars, Mola Foods products is the perfect and convenient option for Flavor aficionados who appreciate seasonings, relishes and marinades that have the ability to transform even the most common meals.

Mola Foods is made from fresh natural simple ingredients, that are Vegan certified, gluten free and meet organic standards. The Authentic ethnic taste of Mola Foods is what set us apart from other products.

Ambitious, thrive and determination are my personal motivational tools.

Call to action: Be a part of a growing revolutionary empire for the best-tasting, groundbreaking, culture in a bottle.

**Video 2**

We all love good food right? What makes good food great? The right seasonings and condiments. Mola foods uses recipes handed down from mother to daughter and produce seasonings and sauces from taste and flavors around the world. Now you can use these exotic flavors to upgrade all your favorites. In addition to spices you'll love their chili relishes. Be the head of the barbecue when you have Mola Foods at your side. Visit online at [molafoods.com](molafoods.com).

**Video Testimonial# 2**

I won the green chili in the market bag and I tried that and I told your son this, I thought it was sweet, not spicy, so I put a ton on a bunch of chicken and like, aagh, anyways. But then I bought the orange, because your son told me to buy the orange. And it's just this beautiful spice that also has this beautiful flavor to it. I mean, all you have to do cook some rice and chicken and a vegetable and it's like this delicious meal when you add your chili.

**Video 4**

It was phenomenal. The spices are phenomenal.
The spices are phenomenal.
We are so happy.
Happy.
That we have had this demonstration of food. I'm sure I'm going to be going home with every spice there is tonight.
I know I am.
Absolutely.
You know you need to put a little spice in your food, kind of give it a kick, it just kind of is a great way to.
Excellent.
Entertain, bring your family together, bring your friends together, enjoy the spices with all of your friends and family, which is great. Just a great time.
These are not grocery store product, the spices.
Yeah, absolutely not.
They're not grocery store spices, these are delicious.
So you know I would highly recommend MOLA Foods because let me tell you, they have gone above and beyond to provide the service, and the spices, and the taste, and the fragrance that all of us love to have in our cupboards.
Thank you.

**Video   [(All Purpose Seasoning)** Bring out the taste on any food ]

Hi, I'm Tom King and I've tried all purpose seasoning from Mola Foods. And you know what, so should you. It is great. It will bring out the flavor in just about everything you cook. So try it, Mola Foods, all purpose seasoning. You won't be disappointed.

# STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

## Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.